Hilton Group plc

Reference: 82-1571.

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com

Hilton Ladbrokes LivingWell

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S ALL-EMPLOYEE SHARE OWNERSHIP PLAN ("THE PLAN") WHICH WAS AUTHORISED BY SHAREHOLDERS ON 25 MAY 2001 AND APPROVED BY THE INLAND REVENUE IN THE UK:

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	44	22	848
DAVID MICHELS	44	22	848
BRIAN WALLACE	44	22	848
ANTHONY HARRIS	44	22	752

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 8 NOVEMBER 2002 AT 171.50P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM PUTNAM INVESTMENT MANAGEMENT, LLC AND THE PUTNAM ADVISORY COMPANY, LLC (TOGETHER "PUTNAM") THAT THE BENEFICIAL INTERESTS OF PUTNAM'S CLIENTS ON 6 NOVEMBER 2002 HAVE INCREASED TO 79,469,833 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENT 5.03% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") OF THE INTERESTS ON 29 OCTOBER 2002 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) IN 48,895,254 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.09% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	9,411,600
LLOYDS BANK NOMINEES LIMITED	880,300
MORGAN STANLEY TRUST CO. NOMINEES LIMITED BANK	198,000
STATE STREET BANK & TRUST	129,000
BANK OF NEW YORK - EUROPE	118,200
STATE STREET NOMINEES LIMITED	76,800
NATIONAL CITIES	205,000
CHASE MANHATTAN BANK LONDON	7,781,990
CHASE NOMINEES LIMITED	2,422,900

MELLON NOMINEES LIMITED	234,200
CREDIT SUISSE FST BOS ZURICH	25,900
HSBC	192,800
NORTHERN TRUST	80,500
CHASE NOMINEES LIMITED	392,900
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	694,200
DEUTSCHE BANK	1,546,300
CITIBANK	78,600
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	8,257,714
CHASE MANHATTAN BANK LONDON	1,034,700
STATE STREET BANK & TRUST	126,700
BANK OF NEW YORK LONDON	7,218,200
CHASE NOMINEES LIMITED	544,400
DEUTSCHE BANK	323,950
NORTHERN TRUST	3,462,500
MELLON NOMINEES LIMITED	150,400
BANK OF NEW YORK, BRUSSELS	468,800
NATIONAL AUSTRALIA BANK	25,700
PICG	18,600
J P MORGAN	1,288,700
STATE STREET NOMINEES LIMITED	475,800